IAA, Inc.
Two Westbrook Corporate Center, Suite 500
Westchester, Illinois 60154
(708) 492-7000

June 12, 2019

VIA EDGAR
Ms. Katherine Bagley
Staff Attorney
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-3628

Re:	Acceleration Request for IAA Spinco Inc. Registration Statement on Form 10-12B File No. 001-38580

Dear Ms. Bagley:

Pursuant to Rule 12d1-2 under the Securities Exchange Act of 1934, as amended, we hereby request acceleration of the effective date of the above-referenced Registration Statement  on Form 10 of IAA, Inc. (f/k/a IAA Spinco Inc.) so that it may become effective at 4:30 p.m. (Eastern Daylight Time) on Friday, June 14, 2019, or as soon as possible thereafter.

We thank you for your assistance in this matter.  Please direct any questions regarding this request to Dwight S. Yoo of Skadden, Arps, Slate, Meagher & Flom LLP at  (212) 735-2573 or dwight.yoo@skadden.com. In addition, please notify Mr. Yoo when this request for acceleration has been granted.

[Signature Page Follows]

Sincerely,

IAA, INC.

By:	/s/ Eric M. Loughmiller
Eric M. Loughmiller
Treasurer